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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          ALARIS MEDICAL SYSTEMS, INC.
                        (Name of Subject Company--Issuer)
                               BLUE MERGER CORP.,
                          a wholly owned subsidiary of
                              CARDINAL HEALTH, INC.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    011637105
                      (CUSIP Number of Class of Securities)

                                Paul S. Williams
           Executive Vice President, Chief Legal Officer and Secretary
                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                            Telephone: (614) 757-5000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                                    Copy To:
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: None. Filing Party: Not applicable. Form or Registration
     No.: Not applicable. Date Filed: Not applicable.
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 12.          Exhibits
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(a)(5)(C)         Transcript of conference call held on May 19, 2004, to discuss acquisition of ALARIS Medical Systems, Inc. by Cardinal
                  Health, Inc.


Exhibit           Exhibit Name
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(a)(5)(C)         Transcript of conference call held on May 19, 2004, to discuss acquisition of ALARIS Medical Systems, Inc. by Cardinal
                  Health, Inc.




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